RMB INVESTORS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, WI  53202

December 14, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

RE:	RMB INVESTORS TRUST (THE "TRUST") Securities Act Registration No: 002-17226
Investment Company Act Registration No: 811-00994

Dear Ms. White:

We are responding to comments received from the Securities and Exchange Commission's (the "SEC") Division of Investment Management staff (the "Staff") on November 27, 2017, via telephone regarding the Trust's Post-Effective Amendment ("PEA") No. 111 to its registration statement. PEA No. 111 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act") on Form N-1A on October 13, 2017, for the purposes of registering three new series of the Trust, the RMB International Small Cap Fund, RMB International Fund, and RMB Japan Fund (each a "Fund", and together, the "Funds"). A summary of the Staff's comments, along with the Trust's responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 111.

For your convenience, the Staff's comments have been reproduced in bold typeface immediately followed by the Trust's responses.

PROSPECTUS

General Comments

1.	Staff Comment: Prior to filing an updated Prospectus and SAI pursuant to Rule 485(b) under the Securities Act, provide completed fee tables and expense examples for each of the Funds to the Staff.

Response: The Trust provided the requested information to the Staff via electronic mail on December 11, 2017.

Summary Section - RMB International Small Cap Fund

2.	Staff Comment: Confirm the expense cap for the Fund will be maintained by the Adviser for at least one year from the Prospectus's date of effectiveness. This Comment applies to all Funds in the Trust.

Response: The Trust confirms each Fund's expense cap will be in operation through December 31, 2018 and has updated disclosure to reflect this. As an example below is the revised disclosure within footnote 2 of each Fund's "Fees and Expenses of the Fund" table.

"The Expense Cap is in effect until ~~[ ], 201[ ], with successive renewal terms of one year thereafter unless terminated by RMB investors Trust (the "Trust") or the Adviser prior to any such renewal~~ December 31, 2018 and cannot be terminated prior thereto without the approval of the Fund's Board of Trustees. ~~Prior to [ ], 201[ ], the Expense Cap agreement can be terminated by the Trust's Board of Trustees or shareholders.~~ To the extent the Adviser waives its compensation and/or absorbs expenses to satisfy the Expense Cap, it may seek repayment by the Fund of a portion or all of such amounts at any time within three fiscal years after the date on which such amounts were waived or absorbed, subject to the ~~respective~~ expense caps in effect ~~at the time~~ as of the date (i) such amounts were waived or absorbed and (ii) of the repayment."

3.
Staff Comment: Advise supplementally whether the Fund considers derivatives to be a part of the Fund's 80% investment in small capitalization companies and, if so, how the Fund will value such derivatives. This Comment also applies to the RMB Japan Fund.

Response: With respect to the International Small Cap Fund and International Fund, the Trust has removed references to derivatives and equity-linked securities from each Fund's principal investment strategies and principal risks to reflect the fact that the Fund will not utilize derivatives or equity-linked securities as a part of its principal investment strategies.

With respect to the Japan Fund, the Fund includes the market value of derivatives that provide exposure to small capitalization companies in determining compliance with the Fund's 80% investment policy.

4.
Staff Comment: The Fund references "pooled investment vehicles" within its principal investment strategies and risks; clarify in what types of pooled investment vehicles the Fund will invest (e.g., hedge funds, private equity).

Response: The Trust notes that the majority of pooled investment vehicles in which the Fund intends to invest as a part of its principal investment strategies will be ETFs. The Trust has revised disclosure of each Fund's principal investment strategies to provide the additional clarity requested, as shown below:

"The Fund may also invest in … pooled investment vehicles ~~such as exchange traded funds~~ (primarily ~~"~~ETFs~~"~~)…."

5.
Staff Comment: Clarify whether value investing will be a part of the Fund's principal investment strategies, as may be indicated by the Fund's consideration of "long-term value creation," and add disclosure where appropriate. This Comment also applies to the RMB International Fund.

Response: The Trust has revised disclosure of each Fund's principal investment strategies and added corresponding risk disclosure in order to reflect the value style of investing as applicable to each Fund, as shown below:

(Summary Section of Prospectus – International Small Cap Fund and International Fund):
"The Fund will buy such quality companies when the Adviser believes companies are mispriced relative to their long-term value creation potential – specifically when the company's market price is at least 30% below the Adviser's conservatively assessed intrinsic value of the company."

(Summary Section of Prospectus – Japan Fund):
"The Fund will seek to buy companies when the Adviser believes the companies have a sustainable competitive advantage, ~~and~~ strong free cash flow and value creation potential."

(Summary Section of Prospectus – each Fund):
"Value Investing Risk — Value stocks may not increase in price, may not issue the anticipated stock dividends or may decline in price, based upon the market's belief of the issuer's intrinsic worth."

6.	Staff Comment: Clarify what the Adviser considers to be its "investment thesis" for the Fund. This Comment also applies to the RMB International Fund.

Response: The Trust has revised the referenced disclosure for each applicable Fund in order to provide additional clarity as requested, as shown below:

"The Fund will sell companies when…the Adviser's investment thesis supporting its decision to purchase and hold the company is no longer valid; and/or when the Adviser believes a more attractive risk/reward opportunity exists."

7.
Staff Comment: Consider whether the Fund will invest in American Depositary Receipts and Global Depositary Receipts; if so, add disclosure regarding these investments where appropriate. This Comment applies to all Funds.

Response: In order to reflect specific disclosure of American, European, and Global depositary receipts within the Principal Investment Strategies section for each Fund, the Trust has revised each Fund's Depositary Receipts Risk disclosure in order to provide information specific to each of the aforementioned types of depositary receipts, as shown below:

"Depositary Receipts Risk — The Fund's investments in depositary receipts include American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), and European Depositary Receipts ("EDRs"). ADRs are receipts issued by U.S. banks evidencing ownership in securities of foreign issuers, and GDRs and EDRs are receipts issued by banks in more than one country evidencing ownership in securities of foreign issuers. Although depositary receipts have risks similar to the foreign securities that they represent, they may also involve higher expenses and may trade at a discount (or premium) to the underlying security. In addition, depositary receipts may not pass through voting and other shareholder rights, and may be less liquid than the underlying securities listed on an exchange."

8.	Staff Comment: Disclose that shares of the Fund are sold through an insured depository institution, if applicable, in accordance with Item 4(b)(1)(iii) of Form N-1A.

Response: The Trust confirms supplementally that shares of the Fund will be neither sold through nor advised by an insured depository institution.

9.
Staff Comment: Due to the Fund's investments in ETFs and other pooled investment vehicles, confirm that there are acquired fund fees and expenses ("AFFE") or add the appropriate line item in the Fund's "Fees and Expenses of the Fund" table. This Comment applies to all Funds.

Response: The Trust confirms each Fund will incur a certain amount of AFFE. The Trust also confirms that AFFE for each Fund is expected to be less than 0.01% and, in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A, has included these fees and expenses within "Other Expenses" in lieu of disclosing them separately in each Fund's "Fees and Expenses of the Fund" table.

Summary Section - RMB Japan Fund

10.
Staff Comment: The Staff notes the Fund's investments in ETFs that invest in equity securities of Japanese companies will be considered investments in Japanese companies for purposes of the Fund's 80% investment requirement; please state that ETFs that invest principally in equity securities of Japanese companies (emphasis added) will be considered Japanese companies.

Response: The Trust has revised the Fund's Principal Investment Strategies as follows:

"Investments in ETFs that invest principally in equity securities of Japanese companies and investments in ~~or~~ derivatives that provide exposure to Japanese companies are considered investments in Japanese companies for purposes of the 80% requirement noted above."

11.	Staff Comment: Clarify whether the Fund's investments in restricted securities pursuant to Rule 144A under the Securities Act will be part of the Fund's 80% investment requirement.

Response: The Trust confirms that securities restricted under Rule 144A will be considered in determining compliance with the Fund's 80% investment policy and has revised disclosure for the Fund's investments in restricted securities as follows:

"Although most of the Fund's investments must be liquid at the time of investment, the Fund may invest, to some extent, in securities that are restricted or illiquid, and these securities will be considered in determining compliance with the Fund's 80% investment policy noted above."

Statutory Section - Additional Information on Investment Objectives, Principal Investment Strategies and Risks

12.
Staff Comment: Add the sentence beginning with "[t]he Adviser seeks to invest [in] such quality companies with a margin of safety...." to the Principal Investment Strategies section of the RMB International Small Cap Fund's summary section.

Response: The Trust has added disclosure of this investment strategy to the Principal Investment Strategies section of the RMB International Small Cap Fund's summary section, as shown below:

"The Fund will buy such quality companies when the Adviser believes companies are mispriced relative to their long-term value creation potential – specifically when the company's market price is at least 30% below the Adviser's conservatively assessed intrinsic value of the company."

13.
Staff Comment: The Staff notes that Derivatives Risk applies to each Fund; if so, add disclosure to the Principal Investment Strategies section for each of the RMB International Small Cap Fund and RMB International Fund's response to Item 4 of Form N-1A. Otherwise, refine the risk disclosure to clarify that it applies only to the RMB Japan Fund.

Response: The Trust has removed references to equity-linked securities and derivatives from the International Small Cap Fund and the International Fund's Principal Investment Strategies disclosures (see the Trust's response to Staff Comment No. 3). The Trust has revised the Derivatives Risk disclosure provided in response to Item 9(c) of Form N-1A by stating that it is only applicable to the Japan Fund.

Statutory Section - Prior Performance of the Adviser's Comparable Accounts

14.
Staff Comment: Represent supplementally that the Adviser maintains adequate records to support the calculations made and information provided regarding performance of the Composites, as required by Rule 204-2(a)(16) of the Investment Adviser's Act of 1940.

Response: The Trust confirms supplementally that the Adviser maintains such records in compliance with Rule 204-2(a)(16).

15.
Staff Comment: Consider deleting the phrase "as compared to the International Fund's benchmark index, the MSCI EAFE® Index," as well as the similar comparison to the RMB Japan Fund's benchmark indices, as this appears like the Funds are qualifying the statement.

Response: The Trust has made the requested revisions.

16.
Staff Comment: Confirm that the presentation of the "Prior Performance of the Adviser's Comparable Accounts" reflects sales loads, if any, applicable to each Fund's corresponding Composite. Make any corresponding disclosure revisions.

Response: The Trust responds supplementally that the Funds do not impose sales loads and therefore the presentation of the prior performance of the Adviser's comparable accounts similarly does not reflect any sales loads or related disclosure.

STATEMENT OF ADDITIONAL INFORMATION

17.	Staff Comment: The Staff notes disclosure of the Funds' ability to invest in temporary defensive instruments. Include this disclosure within the Prospectus in response to Item 9(b) of Form N-1A.

Response: The Trust has added the following disclosure in response to Item 9(b), as requested:

"Temporary Defensive Positions
For temporary defensive purposes, each Fund may invest up to 100% of its total assets in investment grade short-term fixed-income securities (including short-term U.S. Government securities, money market instruments, including negotiable certificates of deposit, non-negotiable fixed time deposits, bankers' acceptances, commercial paper and floating rate notes) and repurchase agreements. A Fund may also hold significant amounts of its assets in cash, subject to the applicable percentage limitations for short-term securities. A Fund will not be achieving its investment objective to the extent it takes a temporary defensive position."

18.	Staff Comment: Update all information (e.g., Trustee holdings and compensation) as relevant for 2017.

Response: The Trust has undertaken to update all applicable information as referenced by the Staff for compliance with Form N-1A, including information within the "Compensation of Trustees and Officers" and the "Other Accounts Managed" tables.

19.
Staff Comment: If the portfolio managers' compensation is not determined on the basis of specific funds or accounts managed, explain how the portfolio managers' compensation is based on the "overall success of the investment strategies".

Response: The Trust has revised disclosure of the portfolio managers' compensation in response to the Staff's comment, as follows:

"~~Each portfolio manager receives a fixed base salary and incentive compensation based on the overall success of the investment strategies he manages. The portfolio manager's compensation arrangements are not determined on the basis of specific funds or accounts managed.~~ The Adviser's investment team, including the Funds' portfolio managers, is compensated in various forms, which typically includes the following:  (i) a base salary, (ii) individual bonus, and (iii) profit sharing. Compensation is used to reward, attract and retain high quality investment professionals.

The investment team is evaluated and accountable at three levels. The first level is individual contribution to the research and decision-making process, including the quality and quantity of work achieved. The second level is teamwork, generally evaluated through contribution within sector teams. The third level pertains to overall portfolio and firm performance.

Fixed salaries and individual bonuses for investment professionals are determined by the Adviser's compensation committee, using tools which may include annual evaluations, compensation surveys, and feedback from other employees. The amount of the individual bonus is determined by a mix of quantitative and qualitative measures related largely to (i) the performance of the specific funds and accounts managed by the individual and (ii) the individual's contributions to teamwork, which can include the performance of other funds and accounts with which the individual is not directly involved. For these purposes, fund and account pre-tax performance is evaluated on an absolute basis and in relation to a benchmark over one- and three-year periods. Each Fund's applicable benchmark is provided below. The individual bonus is not based on a pre-determined percentage of the Adviser's revenues or net income.

Fund	Benchmark
International Small Cap Fund	MSCI Europe, Australasia and Far East (EAFE) Small Cap Index
International Fund	MSCI Europe, Australasia and Far East (EAFE) Index
Japan Fund	MSCI Japan Index

The investment team may also receive profit sharing. Portfolio managers' profit sharing may be in the form of a Profits Interest in the Adviser. Profits Interests are a pre-determined percentage of the Adviser's net income. The Adviser believes that profit sharing will be a significant factor in ensuring a motivated and stable employee base going forward. The Adviser believes that the combination of competitive salaries, individual bonuses, and profit sharing provides the Adviser with a demonstrable advantage in the retention and motivation of employees.

Finally, the Adviser maintains a bank of unallocated Profits Interests to be used for those individuals whose contributions to the firm grow over time. If any portfolio manager should retire or leave the firm, the Adviser has the right to sunset their Profits Interest and redistribute to new portfolio managers. This should provide for smooth succession through the gradual rotation of Profits Interests from one generation of portfolio managers to the next.

The Adviser believes that its compensation structure/levels are more attractive than the industry norm, which is illustrated by the firm's lower-than-industry-norm investment personnel turnover."

20.	Staff Comment: Remove footnote 1 to the table detailing advisory compensation for each Fund, found on page 36 of the SAI, as it does not appear relevant.

Response: The Trust has made the requested revision.

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff's comments. If you have any additional questions or require further information, please contact me at (414) 765‑6620.

Very truly yours,

/s/ Alia M. Vasquez
Alia M. Vasquez, Esq.
For U.S. Bancorp Fund Services, LLC,
as Administrator to the Trust

CC:         Walter H. Clark, President, RMB Investors Trust
Joseph M. Mannon, Esq., Vedder Price